EXHIBIT 21.1
SUBSIDIARIES

		Percentage
Subsidiary	Incorporated In	Owned

Medicis, The Dermatology Company	Delaware	100%

Dermavest, Inc.	Nevada	100%

Medicis Global Services Corporation	Delaware	100%

Medicis Canada Ltd.	Canada	100%

Ucyclyd Pharma, Inc.	Maryland	100%

Medicis Pediatrics, Inc.	Delaware	100%

Medicis Aesthetics Inc.	Delaware	100%

Dermavest Swedish Holdings AB	Sweden	100%

HA North American Sales AB	Sweden	100%

Medicis Aesthetics Canada Ltd.	Canada	100%

9 TV LLC	Delaware	100%

RTI Acquisition Corporation, Inc.	Delaware	100%

LipoSonix, Inc.	Delaware	100%